[AT&T Inc. Letterhead]

Wayne A. Wirtz

Associate General Counsel

Legal Department

175 E. Houston, Room 205

San Antonio, Texas 78205

(210) 351-3736

November 30, 2007

Kathleen Krebs, Special Counsel

Division of Corporation Finance

Mail Stop 3720

Securities and Exchange Commission

Washington, D.C. 20549

Re:	AT&T Inc.
Definitive Schedule 14A
Filed March 22, 2007
File No. 1-08610

Dear Ms. Krebs:

We are pleased to respond to the comments of the Staff, dated September 28, 2007. We have repeated your comments below, followed by our responses.

Board of Directors, page 3

Compensation of Directors, page 6

1.

Disclose all assumptions made in the valuation of awards in the stock awards and option awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction I to Item 402(c)(2)(v) and (vi).

The stock awards noted in the Director Compensation Table are in the form of phantom stock units, each equal in value to a share of stock. As noted in Footnote 2 to the table (page 9), the units are immediately vested, and under FAS 123R are valued at the fair market value of the underlying stock on the grant date. As a result, no assumptions are used in determining the value of the grant. FAS 123R calls for the stock units to be valued using the fair value of the underlying stock on the grant date, which process we disclosed in the footnote. Therefore, we believe no additional disclosure is required.

2.

Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

Stock units granted to directors by AT&T are immediately and unconditionally vested, but are not distributed until after they leave the board. Because the awards are fully vested and are non-forfeitable, we do not regard them as awards that continue to be outstanding after the grant is made. We believe this is consistent with Item 402(f), which treats only unexercised options and unvested awards as outstanding. This also is the same treatment we afford compensation that is otherwise voluntarily deferred in the form of stock units. As a result, we do not list the vested stock awards as “outstanding” in a footnote. These amounts are combined under the column entitled “Non-Voting Stock Units” in the Beneficial Ownership Table on page 11.

Certain directors hold unvested stock units and unexercised options that were originally issued by companies acquired by AT&T. These awards are disclosed in Footnote 3 to the Director Compensation table. Because the options disclosed in Footnote 3 are exercisable within 60 days, they are also disclosed in Footnote 1 to the Beneficial Ownership Table on page 11.

Compensation Committee, page 30

3.

You disclose on page 30 that the analysis presented to you by your compensation consultant considered “market data from four separate groups of companies,” but you identify only the companies that comprised the comparator group. Identify all of the companies in the other three groups that you considered for benchmarking purposes. Also identify the companies in the North American Telecom Index against which you benchmarked the long-term incentive compensation of your chief executive officer. Discuss how the human resources committee considered the levels and elements of the benchmarkcd companies’ compensation in determining the various levels and elements of your executive compensation. See Regulation S-K Item 402(b)(2)(xiv). Please disclose the actual 0compensation as a percentile of the peer group data and, where the actual percentile differs from the target, explain why.

AT&T will disclose the identities of the companies in the comparator groups.

Please note that AT&T compares the total stockholder return of companies in the North American Telcom Index against the total stockholder return of AT&T to determine a portion of the payout of the CEO’s long term awards. It does not otherwise use the North American Telecom Index for compensation purposes, either as a benchmark or otherwise. That index is solely used as a comparison for total market return; however, AT&T intends to list each of the entities used for this purpose in future filings.

You ask us to discuss in the proxy statement “how the human resources committee considered the levels and elements of the benchmarked companies’ compensation.” The various compensation amounts paid at the four comparison groups are not used as benchmarks. As discussed on Pages 30 and 31, the consultant does compile market compensation data from the four comparison groups (e.g., Fortune 25 and 50). The particular percentiles of the market used by the consultant are described beginning on page 32, under the separate descriptions of the types of compensation paid. From this data, the consultant applies his experience and judgment and makes a recommendation for preliminary market values for each executive position. The consultant then incorporates the views of management with respect to the relative value of each AT&T-specific executive position and makes a final market value recommendation for each such position. This may include making adjustments based on differences between the responsibilities of the AT&T-specific position and the market position. The recommendations of the consultant along with the compensation recommendations of the CEO are then presented to the Human Resources Committee. After reviewing this information, the Committee applies its experience and judgment to determine the compensation of the named executive officers. AT&T believes the process has been fully explained in the proxy statement and, therefore, no additional information is needed, although it intends to revise the presentation to improve clarity wherever possible.

You ask us to disclose the compensation as a percentile of the peer group data. As noted above, the positions at AT&T are not benchmarked against any particular peer group. Moreover, because the consultant uses multiple comparison groups in making recommendations, no one of the groups acts as a key “peer group” that can be used as the comparative measurement. As a result, we do not believe it would be appropriate or material to report compensation as a percentile of any such peer group.

Compensation Discussion and Analysis, page 32

Compensation, page 32

4.

On page 32 you state that the human resources committee “sets compensation levels based on the skills, experience and achievements of each executive officer....” On pages 33 and 35 you make similar statements about how the compensation committee makes individually-tailored and “relative value” determinations as they relate to incentive compensation. Please disclose more specifically how the committee’s consideration of these individual performance, subjective and other mentioned factors resulted in specific compensation decisions for 2006. See Regulation S-K Item 402(b)(2)(vii).

The final determination of the compensation of executive officers is in the hands of the Committee. As described more fully above, the process begins with the consultant recommending an AT&T-specific market value for each executive position, using both external and internal information. The market value is comprised of salary, short term target compensation and long term target compensation. For positions other than the CEO, the consultant confers with management, including the CEO, about the relevant value of each executive position and then recommends a final AT&T-specific market value for each such position. The CEO makes compensation recommendations to the Committee for each executive officer based on a non-formulaic review of the overall experience and performance of each individual. Where a determinable amount of compensation is paid for a particular performance, AT&T intends to disclose such relationship. AT&T will clarify the process in the Compensation Discussion and Analysis.

5.

With respect to Mr.  Stephenson’s incentive compensation, describe the factors the chief executive officer considered in recommending his compensation, clarify whether Mr.  Stephenson needed to achieve quantitative performance targets in order for him to reach a particular level of payment, describe the specific aspects of his individual performance that led the committee to award incentive compensation to him in the amount and manner in which it did, and describe any specific exercises of discretion as it relates to his short-term incentive award. Please include additional disclosure as appropriate for each named executive officer.

We will clarify that in recommending compensation, including target incentive compensation, for a named officer (other than the CEO), the CEO takes into account a non-formulaic evaluation of the experience and performance of each such named officer. The proxy statement discloses the performance measures applicable to Mr. Stephenson’s incentive awards. While Mr. Stephenson did receive a discretionary bonus, it was not tied to a specific item of performance but rather to a general overall evaluation of his performance. AT&T does not believe attempting to further parse these determinations would be meaningful to investors. However, in the event a payment is made for a specifically identifiable item of performance, AT&T intends to disclose the payment and the performance that led to the payment.

Short-Term Incentives, page 33

6.

For each named executive officer, please disclose all targets or performance objectives, both quantitative and qualitative, that the committee considers in determining a named executive officer’s compensation. For example, disclose your customer satisfaction and customer churn targets, the “aggressive year-overyear revenue targets” you refer to on page 33 that can lead to increased short-term awards, the threshold, target, and maximum performance levels related to longterm incentive compensation, and the performance objectives tied to the various special grants disclosed on pages 34 and 36. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how the committee determines the officer’s achievement levels for that performance measure.

AT&T does disclose its free cash flow and net income portions of the short term award, which represented 80% of the payout target for 2006. We will also disclose any revenue targets that affect the payout. As we note in our response to comment No. 8 below, AT&T does not currently have threshold payout targets, but will disclose them if they exist in the future.

As to the disclosure of customer satisfaction targets, AT&T notes that the customer satisfaction measurement represents only 10% of the short term target awards, causing the information to lack materiality to investors. Disclosure of customer satisfaction targets (which are not otherwise disclosed) will inform competitors of our marketing goals and strategic objectives and could further be used against us in their marketing strategies. However, ATT would not have similar information to use in response. In our view, these circumstances alone justify that the information is exempt from disclosure. Moreover, public evaluation of this goal could discourage the company from a candid review of its operations for fear of competitors using the information against the company.

Similarly, AT&T does not disclose its churn targets, which also represents only 10% of the target payout and is not material to investors. As with customer satisfaction, disclosure of the churn targets could telegraph to competitors the company’s intentions on marketing efforts and goals. AT&T believes this information will enable competitors to discover shifts in company strategies and allow competitors to develop responses.

AT&T does not disclose its long term measure of return on invested capital. Disclosure of this metric will give competitors insight into the company’s direction on pricing and deployment of capital intensive services and offerings, and may provide them advance warning on major company movements.

Finally, AT&T notes that it does not disclose projections involving acquisitions, such as in connection with performance shares that have targets based on results from the acquisition of AT&T Corp, as described on page 36. AT&T believes that disclosure of the projections will give competitors information on how AT&T values transactions, including business synergies.

In addition, AT&T believes the information constitutes commercial or financial information that is extremely sensitive competitive information and as such would be exempt from disclosure under Exemption 4 of the Freedom of Information Act.

Exemption 4 provides that information is exempt from disclosure if it consists of commercial or financial information the disclosure of which is “likely . . . to cause substantial competitive harm to the competitive position of the person from who such information was obtained.” To establish an exemption, the Company need not show that competitive harm is a certainty but rather only that there is a likelihood that competitive harm may occur.1 It is also clear that the exemption is intended to prevent the fundamental unfairness that can result from one side have confidential information about the other in a business context.2

When AT&T does not disclose the targets for competitive reasons, AT&T will explain the difficulty in achieving the targets and will add additional information on how the degree of difficulty was determined.

7.	Clarify the performance targets and payment levels that apply to each named executive officer.

AT&T will clarify the targets and payment levels for each named executive officer.

8.

On pages 33 and 45 you state that short-term incentive cash bonuses are “eliminated” if “certain minimum [performance] targets are not met.” Please explain in your response letter why your disclosure in the grants of plan-based awards table suggests that you have no minimum thresholds for payment of incentive compensation to named executive officers.

We use “target” to mean the performance required to achieve a particular payment. We understand “threshold” to mean the minimum award amount that may be made above a $0 payment level. AT&T does not have minimum thresholds for its cash bonuses. As the performance falls below the full target performance level, the payout falls until it reaches a de minimis amount immediately before the performance level at which or below $0 is paid.

_________________________

1	See Gulf & Western Indus. v. United States, 615 F. 2d 527, 530 (D.C. Cir. 1979).

2            National Parks, supra note 1, 547 F. 2d at 678, n. 18 (finding that disclosing information of a party without providing the party “similar access” to the information of competitors is “fundamentally unfair”).

Compensation Tables, page 42

Grants of Plan-Based Awards Table, page 44

9.

In the narrative following the table, and in compensation discussion and analysis, you state that that, for short-term incentive awards, the “total payout based on financial performance was capped at 125% of the target opportunity.” Please confirm in your response letter that you have reflected 125% of the target opportunity as the maximum payment in the table for each named executive officer.

The table does reflect 125% of the target opportunity as the maximum payment for AT&T Inc. 2006 short-term awards. However, as noted in the proxy statement, Mr. Sigman’s 2006 short-term award was governed by his contract with what was then known as Cingular Wireless. Cingular Wireless became a wholly-owned subsidiary of AT&T on December 29, 2006, as a result of AT&T’s acquisition of BellSouth Corporation. Prior to the acquisition, Cingular Wireless established the short-term award with a maximum payout of 150% of the target opportunity (he received an actual payout of 120% based on the pre-determined formula).

Potential Payments upon Termination or Change in Control, page 62

10.

In Compensation Discussion and Analysis, please discuss how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements. Discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Discuss how the committee replaced the change-in-control agreements with a new plan, as disclosed on page 39.

We will explain in future proxy statements that the Change-in-Control Severance Plan was recommended by management to replace earlier change-in-control agreements. Management recommended three changes in the payment calculation to cause it to be at a level that closely represented such plans in the industry: Long term compensation would no longer be a factor in determining change-in-control payments, all participating officers would receive 2.99 times salary and target bonus, and the company would only pay excise taxes (and taxes resulting from such payments) to the extent the excise taxes were incurred because of prior deferrals of income by an officer. The prior agreements, as well as this plan, are intended to ensure the participant receives certain benefits in the event of a change in control in order to allow the participant to focus on his duties during an acquisition. This plan is not intended to replace or affect other compensation elements.

11.

We note your statements regarding “other termination payments” besides change-in-control severance payments. Please disclose the different types and amounts of estimated payments and benefits to the named executive officers. To assist shareholders in recognizing the extent of the potential payments, consider presenting the different types and amounts of estimated payments and benefits to the named executive officers in a table or tables and including a column that shows total compensation for each named executive officer.

AT&T has attempted to combine disclosures of related types of post-retirement benefits in the same location. For example, post-retirement financial counseling benefits are included with the pension disclosures on page 59. However, AT&T will be more specific in the use of references to facilitate review by investors.

Pursuant to your letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me.

Sincerely,

/s/ Wayne A. Wirtz